September 7, 2018

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:          Mack-Cali Realty Corporation

Mack-Cali Realty, L.P.

Form 10-K for the fiscal year ended December 31, 2017

Filed February 21, 2018

Form 8-K

Filed May 2, 2018

File No. 001-13274 (Corp.)

File No. 333-57103-01 (L.P.)

Dear Ms. Monick:

On behalf of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P. (collectively, the “Registrants”), and in connection with the Annual Report on Form 10-K for the year ended December 31, 2017 of the Registrants and the Current Report on Form 8-K furnished on May 2, 2018 (collectively, the “Reports”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 29, 2018 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Registrants’ response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Reports.

Form 8-K filed May 2, 2018

General

1.                                                                                      We note your response to comment two from our letter dated August 1, 2018 and that the NOI measures you present in your supplemental package exclude additional items from NOI as presented in your segment footnote.  Please revise future exhibits to reconcile all NOI measures presented to the most directly comparable GAAP financial measure.  Refer to Item 100(a) of Regulation G.

Response:             In future filings, when presenting NOI measures in Form 8-K exhibits which differ from the NOI measures as presented in their segment footnote, the

Registrants will reconcile those NOI measures to the most directly comparable GAAP financial measure.

On behalf of the Registrants, I hereby confirm that each Registrant acknowledges that:

•      It is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•      It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000.

Very truly yours,

/s/ David Smetana
David Smetana
Chief Financial Officer